Exhibit 99.2

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(In U.S. dollars except for number of shares)

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,253,120	$656,468
Restricted cash	875	851
Short-term investments	685,307	1,500,000
Accounts receivable, net	3,780,073	4,259,933
Notes receivable	10,965	55,830
Inventories, net	828,878	4,217,946
Advances to suppliers, net	18,756,368	23,836,085
Amount due from related parties, current	8,257,211	11,471,188
Prepaid expenses and other current assets	3,322,302	6,216,085
Total current assets	52,895,099	52,214,386

Non-current assets:
Property, plant and equipment, net	3,839,943	6,704,839
Intangible assets, net	2,572,844	2,299,840
Land use right, net	1,646,446	1,646,818
Right-of-use assets, net	46,652	63,342
Goodwill	3,057,943	1,730,582
Deferred tax assets, net	160,825	241,846
Long-term investments	12,190,534	14,988,167
Other non-current assets	5,497,233	2,704,198
Total non-current assets	29,012,420	30,379,632

Total assets	$81,907,519	$82,594,018

LIABILITIES
Current liabilities:
Short-term borrowings	$1,000,548	$2,853,067
Accounts payable	898,685	432,402
Advances from customers	1,039,310	813,268
Income tax payable	395,433	390,935
Lease liabilities, current	41,570	29,218
Amount due to related parties	850,213	1,972,352
Accrued expenses and other payables	6,119,355	5,796,090
Current liabilities of discontinued operation	693,843	708,773
Total current liabilities	11,038,957	12,996,105

Non-current liabilities:
Long-term borrowings	4,385,965	6,911,070
Lease liabilities, non-current	-	32,356
Total non-current liabilities	4,385,965	6,943,426
Total liabilities	15,424,922	19,939,531

Commitments and contingencies (Note 21)

EQUITY
Ordinary shares (par value of $0.04 per share; 12,510,000 shares authorized as of September 30, 2023 and March 31, 2024; 2,552,576 and 2,553,514 shares issued and outstanding as of September 30, 2023 and March 31, 2024, respectively)*	102,103	102,141
Subscription receivable	(7,800)	(7,800)
Additional paid-in capital	81,801,967	82,162,666
Statutory reserve	335,477	335,477
Accumulated deficits	(14,772,562)	(18,825,119)
Accumulated other comprehensive loss	(4,066,713)	(3,650,601)
Total EZGO Technologies Ltd.’s shareholders’ equity	63,392,472	60,116,764
Non-controlling interests	3,090,125	2,537,723
Total equity	66,482,597	62,654,487

Total liabilities and equity	$81,907,519	$82,594,018

*	The shares data are presented on a retroactive basis to reflect the 40 to 1 reverse share split (Note 20).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2023	2024
Net revenues	$5,161,698	$8,575,293
Cost of revenues	(4,979,685)	(8,087,494)
Gross profit	182,013	487,799

Operating expenses:
Selling and marketing	(285,646)	(307,127)
General and administrative	(2,112,818)	(3,064,960)
Research and development	(270,507)	(400,596)
Total operating expenses	(2,668,971)	(3,772,683)

Loss from operations	(2,486,958)	(3,284,884)

Other income (expenses):
Financial (expense) income, net	(26,338)	248,802
Non-operating income (expenses), net	38,387	(35,139)
Fair value changes in contingent asset	-	(310,667)
Impairment loss of goodwill	-	(1,362,044)
Loss from disposal of a subsidiary	(2,561,856)	-
Total other expenses, net	(2,549,807)	(1,459,048)

Loss from continuing operations before income taxes	(5,036,765)	(4,743,932)
Income tax benefit, net	41,276	79,488
Net loss from continuing operations	(4,995,489)	(4,664,444)
Income from discontinued operation, net of tax	131	30
Net loss	$(4,995,358)	$(4,664,414)

Net loss from continuing operations	$(4,995,489)	$(4,664,444)
Less: Net loss attributable to non-controlling interests from continuing operations	(201,048)	(611,857)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	(4,794,441)	(4,052,587)

Income from discontinued operation, net of tax	131	30
Net income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	131	30
Net loss attributable to EZGO Technologies Ltd.’s shareholders	$(4,794,310)	$(4,052,557)

Net loss from continuing operations per ordinary share:
Basic and diluted	$(6.54)	$(1.59)
Net loss from discontinued operation per ordinary share:
Basic and diluted	$-	$-
Net loss per ordinary share:
Basic and diluted	$(6.54)	$(1.59)
Weighted average shares outstanding
Basic and diluted*	733,386	2,552,576

*	The shares data are presented on a retroactive basis to reflect the 40 to 1 reverse share split (Note 20).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2023	2024
Loss from continuing operations before non-controlling interests	$(4,995,489)	$(4,664,444)
Income from discontinued operation, net of tax	131	30
Net loss	(4,995,358)	(4,664,414)

Other comprehensive income
Foreign currency translation adjustment	1,067,488	475,567
Comprehensive loss	(3,927,870)	(4,188,847)
Less: Comprehensive loss attributable to non-controlling interests	(295,168)	(552,402)
Comprehensive loss attributable to EZGO Technologies Ltd.’s shareholders	$(3,632,702)	$(3,636,445)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED MARCH 31, 2023 AND 2024

(In U.S. dollars except for number of shares)

	Ordinary shares*		Subscription	Receivables due from	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total EZGO’s shareholders’	Non- controlling	Total
	Share	Amount	receivables	shareholder	capital	reserve	deficits	loss	equity	interest	equity
Balance as of September 30, 2022	605,360	$24,214	$(7,800)	$(98,791)	$40,690,086	$233,622	$(7,887,621)	$(2,315,795)	$30,637,915	$2,901,464	$33,539,379
Equity issuance	450,000	18,000	-	-	14,382,000	-	-	-	14,400,000	-	14,400,000
Issuance of ordinary shares for Acquisition of Changzhou Sixun	191,699	7,668	-	-	8,072,780	-	-	-	8,080,448	-	8,080,448
Share-based compensation - vesting of restricted shares award to employees	5,063	203	-	-	151,672	-	-	-	151,875	-	151,875
Share-based compensation - vesting of restricted shares award to non-employees	-	-	-	-	332,613	-	-	-	332,613	-	332,613
Exercise of warrant	8,295	332	-	-	(332)	-	-	-	-	-	-
Addition of non-controlling interest from Acquisition of Changzhou Sixun	-	-	-	-	-	-	-	-		273,698	273,698
Net loss	-	-	-	-	-	-	(4,794,310)	-	(4,794,310)	(201,048)	(4,995,358)
Receivable from a shareholder	-	-	-	98,791	-	-	-	-	98,791	-	98,791
Appropriation to statutory reserve	-	-	-	-	-	2,567	(2,567)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,161,608	1,161,608	(94,120)	1,067,488
Balance as of March 31, 2023 (Unaudited)	1,260,417	$50,417	$(7,800)	$-	$63,628,819	$236,189	$(12,684,498)	$(1,154,187)	$50,068,940	$2,879,994	$52,948,934

	Ordinary shares*		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total EZGO’s shareholders’	Non-controlling	Total
	Share	Amount	receivables	capital	reserve	deficits	loss	equity	interest	equity
Balance as of September 30, 2023	2,552,576	$102,103	$(7,800)	$81,801,967	$335,477	$(14,772,562)	$(4,066,713)	$63,392,472	$3,090,125	$66,482,597
Share-based compensation - vesting of restricted shares award to employees	938	38	-	28,087	-	-	-	28,125	-	28,125
Share-based compensation - vesting of restricted shares award to non-employees	-	-	-	332,612	-	-	-	332,612	-	332,612
Net loss	-	-	-	-	-	(4,052,557)	-	(4,052,557)	(611,857)	(4,664,414)
Foreign currency translation adjustment	-	-	-	-	-	-	416,112	416,112	59,455	475,567
Balance as of March 31, 2024 (Unaudited)	2,553,514	$102,141	$(7,800)	$82,162,666	$335,477	$(18,825,119)	$(3,650,601)	$60,116,764	$2,537,723	$62,654,487

*	The shares data are presented on a retroactive basis to reflect the 40 to 1 reverse share split (Note 20).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Six Months Ended March 31,
	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operation	$(4,995,489)	$(4,664,444)
Net income from discontinued operation, net of tax	131	30
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	300,266	1,025,366
Provision for inventories	(39,711)	42,971
Depreciation and amortization	555,918	532,950
Share-based compensation	151,875	360,737
Fair value changes in contingent asset	-	310,667
Loss from disposal of a subsidiary	2,561,856	-
Loss from long-term investment	110,789	102,419
Impairment loss of goodwill	-	1,362,044
Deferred tax benefits	(49,375)	(79,488)
Changes in operating assets and liabilities:
Accounts receivable	1,954,599	(1,466,444)
Notes receivable	(18,635)	(44,837)
Advances to suppliers	(5,137,730)	(3,562,143)
Inventories	(3,258,216)	(3,429,869)
Amount due from related parties, current	(1,717,313)	606,011
Prepaid expenses and other current assets	(180,560)	(616,233)
Accounts payable	(168,069)	(476,623)
Advances from customers	1,035,271	(237,395)
Income tax payable	5,587	(8,660)
Lease liabilities	-	(51,081)
Accrued expenses and other payables	701,730	(416,184)
Net cash used in operating activities from continuing operations	(8,187,076)	(10,710,206)
Net cash used in operating activities	(8,187,076)	(10,710,206)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(26,808)	(3,342,151)
Purchase of land use right	(1,748,169)	-
Purchase of short-term investments	-	(1,500,000)
Purchase of long-term investments	(7,174,496)	(29,104)
Prepayment for intent long-term investment	(1,318,788)	(3,219,361)
Loans to related parties	(1,569,072)	(2,778,965)
Collection of loans to related parties	1,540,976	-
Net cash inflow from disposal of subsidiaries	2,579,717	457,094
Net cash outflow due to acquisition of Changzhou Sixun	(578,629)	-
Net cash used in investing activities from continuing operations	(8,295,269)	(10,412,487)
Net cash used in investing activities	(8,295,269)	(10,412,487)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	759,737	2,581,039
Repayments of short-term borrowings	(2,580,238)	(735,457)
Proceeds from long-term borrowings	-	2,483,903
Loans from related parties	1,053,057	653,962
Repayments of loans from related parties	(130,176)	(460,702)
Collection of receivable from a shareholder	100,737	-
Cash receipts from equity issuance, net of issuance cost	14,400,000	-
Net cash provided by financing activities from continuing operations	13,603,117	4,522,745
Net cash provided by financing activities	13,603,117	4,522,745

Effect of exchange rate changes	749,738	3,272

Net decrease in cash, cash equivalents and restricted cash	(2,129,490)	(16,596,676)
Cash, cash equivalents and restricted cash, at beginning of the period	4,413,218	17,253,995
Cash, cash equivalents and restricted cash, at end of the period	$2,283,728	$657,319

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$2,280,198	$656,468
Restricted cash	3,530	851
Total cash, cash equivalents, and restricted cash	$2,283,728	$657,319

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$2,512	$12,450
Interest paid	$40,450	$35,663

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
Shares issued for acquisition of Changzhou Sixun	$8,080,448	$-
Increase of non-controlling interests from acquisition of Changzhou Sixun	$273,698	$-
Recognition of right-of use assets and lease liabilities	$-	$70,688

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. The Company commenced operations through its subsidiaries and variable interest entity (“VIE”) and VIE’s subsidiaries in the People’s Republic of China (“PRC”). The Company mainly sells battery packs, battery cells, and electric bicycles (“e-bicycle”) in the PRC. The unaudited interim condensed consolidated financial statements (“CFS”) reflect the activities of EZGO and each of the following entities as of March 31, 2024:

Name	Date of Incorporation / acquisition	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
China EZGO Group Ltd. (formerly known as Hong Kong JKC Group Co., Ltd., “EZGO HK”)	February 13, 2019	Hong Kong (“HK”)	100%	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd.	August 6, 2021	PRC	100%	Investment holding company
EZGO Technologies Group Co., Ltd. (formerly known as Changzhou Jiekai Enterprise Management Co., Ltd., Wholly Foreign-owned Enterprise, “WFOE” or “Changzhou EZGO”)	June 12, 2019	PRC	100%	Investment holding company
Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	60%	Distribution and trade of battery packs
Jiangsu EZGO New Energy Technologies Co., Ltd. (“Jiangsu New Energy”)	July 14, 2022	PRC	100%	Distribution and trade of battery packs
Sichuan EZGO Energy Technologies Co., Ltd. (“Sichuan EZGO”)	May 9, 2022	PRC	100%	Distribution and trade of lead-acid batteries
Tianjin EZGO Electric Technologies Co., Ltd. (“Tianjin EZGO”)	July 13, 2022	PRC	100%	Production and sales of e-bicycles
Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”)	July 14, 2022	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”)	January 25, 2023	PRC	100%	Investment holding company
Changzhou Higgs Intelligent Technology Co., Ltd. (“Changzhou Higgs”)	January 25, 2023	PRC	60%	Industrial automatic control device and system manufacturing
Changzhou Zhuyun Technology Co., Ltd. (“Changzhou Zhuyun”)	March 2, 2023	PRC	60%	Equipment maintenance and repairment

VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd. “Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Investment holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87%	Sales of battery packs, battery cells, and e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51%	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)
Hangzhou Rongyi Electric Technology Partnership (“Hangzhou Rongyi”)	September 18, 2023	PRC	99%	Holding company

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which took effect on January 1, 2020. The FIL does not explicitly classify whether VIE that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect VIE structure and business operation.

EZGO believes the contractual arrangements with its VIE and their respective equity holders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in PRC.

Total assets and liabilities presented on the Company’s Unaudited Interim Condensed Consolidated Balance Sheets and revenue, expense, net loss presented on Unaudited Interim Condensed Consolidated Statements of Operations as well as the cash flows from operating, investing and financing activities presented on the Unaudited Interim Condensed Consolidated Statements of Cash Flows are substantially the financial position, result of operations and cash flows of the EZGO’s VIE and subsidiaries of VIE.

As of March 31, 2023 and 2024, there was no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The net assets of the VIE was $5,032,346 and $3,669,995 as of March 31, 2023 and 2024, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of EZGO in normal course of business.

The following unaudited selected financial information of the VIE and its wholly owned subsidiaries were included in the accompanying CFS as of March 31, 2023 and 2024 and for the six months ended March 31, 2023 and 2024:

	As of March 31,
	2023	2024
Cash	$447,012	$15,592
Restricted cash	3,530	851
Amount due from non-VIE	13,407,878	15,868,307
Amount due from EZGO	857,692	1,275,408
Other	13,859,700	7,058,995
Total current assets	28,575,812	24,219,153
Total non-current assets	4,506,613	2,511,318
Total assets	$33,082,425	$26,730,471

Amount due to non-VIE	$-	$-
Amount due to EZGO	2,947,954	2,938,068
Current liabilities of discontinued operation	729,034	708,773
Other	11,559,299	7,193,420
Total current liabilities	15,236,287	10,840,261
Total non-current liabilities	12,813,792	12,220,215
Total liabilities	$28,050,079	$23,060,476

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

	Six Months Ended March 31,
	2023	2024
Revenues	$3,980,259	$1,771,330
Loss from operations	(1,141,536)	(1,511,412)
Other loss, net	(2,399,975)	(249,921)
Net loss from continuing operations	(3,613,953)	(2,114,355)
Income from discontinued operation, net of tax	131	30
Net loss	(3,613,822)	(2,114,325)
Net loss attributable to EZGO’s shareholders	(3,412,774)	(1,502,468)

Net cash (used in)/ provided by operating activities	3,519,614	(1,372,092)
Net cash (used in)/ provided by investing activities	(3,210,633)	691,729
Net cash (used in)/ provided by financing activities	(1,533,739)	739,170

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. The accompanying unaudited interim condensed consolidated financial statements of the Company include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operating results. The results of operations for the six months ended March 31, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year ended September 30, 2024. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements and notes thereto as of and for the years ended March 31, 2023 and 2022. The CFS include the financial statements of EZGO, its subsidiaries, VIE and VIE’s subsidiaries for which EZGO is the primary beneficiary.

(b)	Consolidation

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements.

The CFS include the financial statements of EZGO, its subsidiaries, VIE and VIE’s subsidiaries for which EZGO is the primary beneficiary. Consolidation of subsidiaries begins from the date the Company obtains control of the subsidiaries and ceases when the Company loses control of the subsidiaries. All inter-company transactions, balances and unrealized gains or losses on transitions among the Company and its subsidiaries were eliminated in consolidation.

A non-controlling interest in a subsidiary of the Company is the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Unaudited Interim Condensed Consolidated Balance Sheets and net loss and other comprehensive loss attributable to non-controlling shareholders is presented as a separate component on the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss.

(c)	Business Combination

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. The Company shall classify as an asset a right to the return of previously transferred consideration if specified conditions are met. Where the consideration in an acquisition includes contingent consideration, and the receivable of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date. It is subsequently carried at fair value with changes in fair value reflected in earnings. As of March 31, 2024, the Company remeasured the fair value (“FV”) of the contingent assets of $647,040 based on the evaluation results from an independent third-party valuation specialist, which was in accordance with the uncompleted proportion of performance commitments made for the fiscal year ended September 30, 2023. The fair value changes in contingent asset were recognized of $310,667 for the six months ended March 31, 2024.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Share Subdivision

Effective on March 22, 2024, the Company effected a Reverse Share Split of all of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty (40) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share).The par values and the authorized shares of the ordinary shares were adjusted as a result of the Reverse Share Split. All numbers of shares and per share data presented in the unaudited interim condensed consolidated financial statements and related notes have been retroactively restated to reflect the reverse share split stated above, refer to the Note 20.

(e)	Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net loss or financial position. An adjustment has been made to the unaudited interim condensed consolidated statement of operations for the six months ended March 31, 2023, to reclassify between general and administrative expenses and research and development expenses.

(f)	Credit Losses

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” (Topic 326). Measurement of Credit Losses on Financial Instruments,” by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements.

The Company’s accounts receivable, notes receivable, amounts due from related parties and certain receivables which are included in prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. The Company uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Company’s ability to collect from the debtors. The Company also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

(g)	Short-term Investments

Short-term investments include fixed deposit receipt and convertible debt instrument, which are classified based on the nature and characteristics. Convertible debt instrument is classified as available-for-sale debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities, which is measured at FV and interest income is recognized in earnings. The unrealized gains or losses from the changes in FVs are reported net of tax in accumulated other comprehensive income until realized. The FV of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company assessed for impairment when fair value is less than the amortized cost basis in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. For the six months ended March 31, 2023 and 2024, the Company did not record any impairment. Fixed deposit receipt is measured at amortized cost, which is classified as held-to-maturity debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Accounts Receivable, Net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable is recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. For the six months ended March 31, 2023 and 2024, the Company recorded allowance for credit losses of $300,266 and $1,025,366 from continuing operations and nil and nil from discontinued operation, respectively.

(i)	Intangible Assets, Net

The Company performs valuation of intangible assets arising from business combinations to determine the relative fair value (“FV”) to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at FV. Intangible assets with useful lives are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Patents	5 years
Software copyright	5 years

(j)	Goodwill

Goodwill is the excess of the purchase price over FV of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31 of each year and in between annual tests when an event occurs or circumstances change that could indicate the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than its carrying amount.

If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit. The Company recognized $1,362,044 impairment loss of goodwill from the acquisition of Changzhou Sixun for the six months ended March 31, 2024. As of March 31, 2024, the carrying amount of goodwill was $1,730,582.

(k)	Long Term Investment

Long-term investments are the Company’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable fair values.

(1) Equity investments accounted for using the equity method

The Company applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive loss after the date of acquisition.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Long Term Investment (Continued)

(2) Equity investment without readily determinable fair values

Equity investment without readily determinable FVs refers to the investment over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at purchase cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the unaudited interim condensed consolidated statements of operations and comprehensive loss. The Company makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and FV in the unaudited interim condensed consolidated statements of operations and comprehensive loss if any.

(l)	Revenue Recognition

The Company follows ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), for the revenue from sales of self-manufactured battery cell, battery pack and e-bicycles and battery cell trading, and maintenance service and other services.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cells, battery packs, e-bicycles, electronic control system and intelligent robots

The Company sells products to different customers, primarily self-manufactured battery cells (see Note 17 Discontinued Operation), self-assembled battery packs, e-bicycles, electronic control system and intelligent robots. The Company identifies one performance obligation in providing the products for a fixed consideration as stated in the sales contract. The Company presents the revenue generated from its sales of products on a gross basis as the Company acts a principal. The revenue is recognized when the Company satisfies the performance obligation by transferring the promised product to the customers upon acceptance by customers.

Revenue from maintenance service

The Company provides comprehensive machine maintenance service, usually through a separate contract specified for the provision of maintenance service. In accordance with the detailed requirements in the contract, the Company implements a targeted maintenance strategy for machines in need of repair. The Company identifies one performance obligation in providing maintenance service for a fixed consideration as stated in the sales contract. The Company presents the revenue generated from its comprehensive machine maintenance service on a gross basis as the Company acts as a principal. The revenue is recognized when the Company satisfies the performance obligation by completion of maintenance service upon acceptance by customers.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Revenue Recognition (Continued)

Revenue from other services

The Company also provides other services mainly including photovoltaic engineering contracting, and sales of other miscellaneous products and materials. The Company identifies one performance obligation in the provision of services and products in the sales contract and recognizes revenue when the Company satisfies the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, the Company does not directly engage in the construction but rather serves as an intermediatory to connect project employers with suitable contractors. Therefore, the Company presents the revenue from photovoltaic engineering contracting on a net basis as the Company acts an agent.

Revenues from sales of self-manufactured battery cells and lithium batteries and e-bicycles services via sublease agent and its own application named Yidianxing are revenues from the Company’s discontinued operation, and are represented separately in the Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended March 31, 2023 and 2024 (see Note 17 Discontinued Operation). The following table identifies the disaggregation of the Company’s revenues from continuing operations for the six months ended March 31, 2023 and 2024, respectively:

	2023	2024
Sales of self-manufactured battery cells, battery packs, e-bicycles, electronic control system and intelligent robots	$4,734,580	$8,342,626
Maintenance services	-	175,627
Other	427,118	57,040
Net revenues	$5,161,698	$8,575,293

Contract balance

Contract liabilities primarily consist of advances from customers.

Advance from customers amounted to $1,039,310 and $813,268 as of September 30, 2023 and March 31, 2024, respectively. Revenue included in the beginning balance of advance from customers and recognized during the six months ended March 31, 2023 and 2024 amounted to $148,767 and $264,345, respectively.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable is revenue recognized for amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2023 and March 31, 2024.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

(m)	Warrants

The Company accounts for the warrants issued in connection with equity-linked instrument under authoritative guidance on accounting from ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company classifies warrants in its consolidated balance sheet as an equity based on the nature and characteristics of each warrant issued. Accordingly, the Company evaluated and classified the warrant instrument under equity treatment at its assigned value.

(n)	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIE and VIE’s subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in HK is the U.S. dollar (“USD” or “$”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets, liabilities, and receivables from a shareholder in equity are translated at the unified exchange rate at the end of the period as set forth in the H.10 10 Statistical release of the Board of Governors of the Federal Reserve System, and except for receivables from a shareholder, other equity items are translated at historical exchange rates.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

(o)	Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

The Company has evaluated recent accounting pronouncements issued but not yet effective and has determined that upon adoption, none of these standards will have a material impact on the Company’s unaudited interim condensed consolidated financial statements.

3.	ACQUISITION

Acquisition of Changzhou Sixun

On January 25, 2023, the Company completed the acquisition of Changzhou Sixun through an equity transfer agreement with certain “non-U.S. persons” (“the Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended, for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun to Jiangsu New Energy, for RMB59,400,000 ($8,748,288), of which (i) RMB5,000,000 ($667,840) was to be paid in cash and (ii) the remaining RMB54,400,000 ($8,080,448) will be paid by issuing additional ordinary shares of the Company. In this acquisition, Changzhou Sixun was set as a target company to hold 60% of the equity of Changzhou Higgs.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed and intangible assets identified as of the acquisition day.

The transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805. The Company is deemed to be the accounting acquirer. The identifiable intangible assets acquired upon acquisition was patents and software copyright, which has an estimated useful life of five years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the intangible assets identified was determined by adopting the income approach, specifically the Discounted Cash Flow (“DCF”) method.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3.	ACQUISITION (CONTINUED)

The allocation of the purchase price as of the acquisition date was as follows, in which the amount was translated using exchange rate on acquisition date:

Amount
Cash and cash equivalents	$141,891
Accounts receivable	76,372
Notes receivable	44,183
Advances to suppliers	154,230
Prepaid expenses and other current assets	1,726
Inventories, net	434,110
Property and equipment, net	48,754
Intangible assets - patents	2,529,954
Intangible assets – software copyright	659,988
Total assets (a)	4,091,208

Advances from customers	22,647
Accounts payable	30,361
Accrued expenses and other payables	164,012
Total liabilities (b)	217,020
Total net identifiable asset acquired (c=a-b)	3,874,188
Non-controlling interest on Changzhou Higgs (d)	273,698
Cash consideration	667,840
Share consideration	8,080,448
Total consideration (e)	8,748,288
Goodwill as of acquisition date (e+d-c)	5,147,798
Goodwill impairment*	(3,154,436)
Foreign currency translation adjustment	(262,780)
Goodwill as of March 31, 2024	$1,730,582

*	The Company conducted qualitative assessment on the goodwill and decided that impairment indicators implied that it was likely that the FV of the reporting unit is less than the carrying amount. Due to non-achievement of committed financial performance, the Company has engaged an independent third-party valuation specialist to conduct impairment testing on the reporting unit on March 31, 2024. The Company recognized $1,792,392 and $1,362,044 impairment loss of goodwill related to the acquisition of Changzhou Sixun for the fiscal year ended September 30, 2023, and for the six months ended March 31, 2024, respectively. As of March 31, 2024, the carrying amount of goodwill was $1,730,582.

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP. The goodwill is not deductible for tax purposes.

Prior to the acquisition, Changzhou Sixun did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statement of Changzhou Sixun for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of Changzhou Sixun’s and the Company’s financial performance for the fiscal year prior to the acquisition, the Company did not consider Changzhou Sixun to be material to the Company based on the significance testing. Thus, the Company’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Company for the business combination is impractical.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

4.	ACCOUNTS RECEIVABLE, NET

As of September 30, 2023 and March 31, 2024, accounts receivable and allowance for credit losses consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Accounts receivable	$4,134,980	$5,641,953
Less: allowance for credit losses	(354,907)	(1,382,020)
Accounts receivable, net	$3,780,073	$4,259,933

The movement is the allowance for credit losses for the six months ended March 31, 2023 and 2024:

	Six Months Ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$1,059,523	$354,907
Current period addition	300,266	1,025,366
Foreign currency translation adjustment	42,681	1,747
Balance at the end of the period	$1,402,470	$1,382,020

For the six months ended March 31, 2023 and 2024, the Company recorded credit losses of $300,266 and $1,025,366 from continuing operations and nil and nil from discontinued operation, respectively.

5.	INVESTMENTS

As of September 30, 2023 and March 31, 2024, investments consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Short-term investments:
Convertible debt instrument (1)	$685,307	$-
Fixed deposit receipt (2)	-	1,500,000
Total short-term investments	685,307	1,500,000
Long-term investments:
Investments accounted for using the equity method (3)	8,703,744	8,692,775
Investments without readily determinable FVs (4)	3,486,790	6,295,392
Total long-term investments	12,190,534	14,988,167
Total investments	$12,875,841	$16,488,167

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

5.	INVESTMENTS (CONTINUED)

The movement of the carrying amount of long-term investment was as of follows for the six months ended March 31, 2023 and 2024:

	Six Months Ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$2,101,519	$12,190,534
Addition of investments accounted for using the equity method	7,280,564	-
Addition of investments without readily determinable fair values	3,703,567	2,772,045
Proportionate share of the equity investee’s net loss	(110,789)	(102,419)
Foreign currency translation adjustment	73,496	128,007
Balance at the end of the period	$13,048,357	$14,988,167

(1)	Convertible debt instrument was issued by a private company and is redeemable at the Company’s option. The convertible debt instrument is due on June 17, 2024, bearing an interest of 6%and is carried at FV, which refers to the exit price. For the six months ended March 31, 2023 and 2024, there was $21,502 and $20,815 interest income recognized in earnings and no unrealized gain or loss from the changes in FVs recognized in accumulated other comprehensive loss. On March 31, 2024, the Company issued a redemption notice of the convertible debt instrument to the issuer, opting for redemption and requesting repayment of $692,492 before September 30, 2024.
(2)	The Company purchased a fixed deposit receipt of $1,500,000 within one year term, deposited in a bank in Chinese Mainland. The fixed deposit receipt is measured at amortized cost, which is classified as held-to-maturity debt investments. On December 29, 2023, the Company obtained a loan facility, secured by this certificate of deposit (Note 14).
(3)	In March 2023, the Company acquired 25% equity interest of Linyi Xing Caitong New Energy Partnership for $6,924,920 which was accounted for using the equity method. For the six months ended March 31, 2024, the Company has not engaged in any new investments that would be accounted for using the equity method.
(4)	In September 2022 and February 2023, the Company acquired 6% equity interest of Chongqing Chenglu Technology Co., Ltd. and 10% equity interest of Changzhou Huiyu Yidian Venture Capital Co., Ltd. for $3,515,729 and $9,695, respectively. In January 2024, the Company acquired 3.6553% equity interest of Yueneng Silicon Industry (Hangzhou) Partnership Enterprise (Limited Partnership) for $2,769,968. The Company has neither significant influence nor control over the investee and recognized investment as investment without readily determinable FV.

6.	INVENTORIES, NET

As of September 30, 2023 and March 31, 2024, inventories and provision of inventories consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Finished goods (1)	$537,489	$3,904,164
Work in progress (2)	72,849	42,896
Raw materials (3)	309,393	405,580
Provision for inventories	(90,853)	(134,694)
Inventories, net	$828,878	$4,217,946

(1)	Finished goods mainly included battery packs and e-bicycles.
(2)	Work in progress included work in progress of electronic control system.
(3)	Raw materials included components and parts for manufacturing electronic control system and the provision of maintenance service.

The movement of provision for inventories was as follows for the six months ended March 31, 2023 and 2024:

	Six Months Ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$196,151	$90,853
Current period addition	14,508	99,888
Charge off	(54,219)	(56,917)
Foreign currency translation adjustment	6,396	870
Balance at the end of the period	$162,836	$134,694

For the six months ended March 31, 2023 and 2024, $14,508 and $99,888 were recorded as reserve for inventories, respectively. $54,219 and $56,917 was charged against the provision balance due to subsequent sales of the inventories which had been written down in the previous period for the six months ended March 31, 2023 and 2024, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

7.	ADVANCES TO SUPPLIERS, NET

As of September 30, 2023 and March 31, 2024, advances to suppliers and allowance for doubtful accounts consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Prepayment for purchase of battery packs (1)	$10,664,027	$16,006,020
Prepayment for purchase of customized equipment (2)	6,980,811	7,054,001
Prepayment for purchase of e-bicycles materials (3)	847,215	647,295
Prepayment for purchase of materials for assembling electronic control system	234,000	189,598
Other	128,958	38,848
Subtotal	18,855,011	23,935,762
Less: allowance for doubtful accounts	(98,643)	(99,677)
Advances to suppliers, net	$18,756,368	$23,836,085

(1)	Prepayment for purchase of battery packs is for the production of battery packs, among which the prepayment of top three suppliers were $6,792,879 and $13,557,140 as of September 30, 2023 and March 31, 2024, respectively.
(2)	Prepayment for purchase of customized equipment is for the production of intelligent robots, among which the prepayment of top three suppliers were $6,717,654 and $6,788,084 as of September 30, 2023 and March 31, 2024, respectively.
(3)	Prepayment for purchase of e-bicycles materials is for the production of e-bicycle, among which the top two and one suppliers’ prepayments were $741,019 and $540,144 as of September 30, 2023 and March 31, 2024, respectively.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of September 30, 2023 and March 31, 2024, prepaid expenses and other current assets consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Refund of advance to a supplier (1)	$1,314,008	$-
Prepayment for intent equity investment (2)	-	3,213,163
Contingent asset of the acquisition of Changzhou Sixun (3)	947,178	647,040
Short-term receivables due to disposal of Tianjin Jiahao	890,214	874,410
Receivable from a third party (4)	-	754,816
Prepaid professional service fee	16,911	31,966
Security deposits	31,113	31,439
Deductible input VAT	27,178	538,226
Prepaid rental and utilities fee	18,063	12,145
Other	77,637	112,880
Prepaid expenses and other current assets	$3,322,302	$6,216,085

(1)	In June 2023, Jiangsu Supply Chain terminated a purchase contract with a supplier in which Jiangsu Supply Chain should pay $27,700 (RMB200,000) to the supplier for initiating termination of the contract, and the supplier should refund all the advance payment from Jiangsu Supply Chain. All the advance payment was refunded on November 13, 2023.
(2)	On Octorber 18, 2023, due to Changzhou EZGO’s intention to increase its stake in Chongqing Chenglu Technology Co., Ltd. (“Chongqing Chenglu”), Changzhou EZGO made an advance payment of $3.2 million (RMB23.2 million) to Hangzhou Yingyun Equity Investment Partnership (Limited partnership) (“Hangzhou Yingyun”), a shareholder of Chongqing Chenglu. According to the agreement, if Hangzhou Yingyun fails to complete the equity transfer before September 25, 2024, Hangzhou Yingyun shall repay the advance payment and pay interest at an annual interest rate of 5% in one lump sun before September 25, 2024.
(3)	In the acquisition of Changzhou Sixun, the Sellers (as defined in Note 3) undertakes that if Changzhou Sixun and its subsidiary fail to meet the specific performance indicators as stated in the equity transfer agreement by 100% in each fiscal year 2023 to 2025, the Sellers shall pay the Company for a certain amount based on the uncompleted portion in the respective fiscal year 2023 to 2025. As of September 30, 2023, the Company recognized RMB6.9 million ($958,955) in contingent asset for the contingent consideration. On March 31, 2024, the Company entered into a supplemental agreement with the Sellers to waive the term on the compensation on committed financial performance. As of March 31, 2024, the Company remeasured the FV of the contingent assets of $647,040 based on the evaluation results from an independent third-party valuation specialist, and recognized a fair value change of $310,667 for the six months ended March 31, 2024.
(4)	The Company invested a convertible debt instrument, issued by a private company in 2020 (Note5 (1)). On March 31, 2024, the Company issued a redemption notice of the convertible debt instrument to the issuer, opting for redemption and requesting repayment of $692,492 before September 30, 2024.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

9.	PROPERY, PLANT AND EQUIPMENT, NET

As of September 30, 2023 and March 31, 2024, property, plant and equipment, net consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Construction in progress (1)	$3,095,981	$6,113,439
Equipment for rental business	1,429,579	1,444,567
Vehicles	191,741	194,094
Furniture, fixtures and office equipment	41,478	41,913
Subtotal	4,758,779	7,794,013
Less: accumulated depreciation	(918,836)	(1,089,174)
Property, plant and equipment, net	$3,839,943	$6,704,839

(1)	Addition of construction in progress of $3,017,458 in progress was for the construction of Changzhou manufacturing plants.

For the six months ended March 31, 2023 and 2024, depreciation expenses was $347,027 and $161,014, respectively.

10.	INTANGIBLE ASSETS, NET

As of September 30, 2023 and March 31, 2024, intangible assets, net consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Patents	$2,354,460	$2,379,145
Software	614,206	620,646
Subtotal	2,968,666	2,999,791
Accumulated amortization	(395,822)	(699,951)
Intangible assets, net	$2,572,844	$2,299,840

Intangible assets including patents and software copyright which were considered as important underlying assets in the business acquisition of Changzhou Sixun (Note 3), and were identified and recognized based on a formal valuation report issued by the independent third-party valuation specialist.

For the six months ended March 31, 2023 and 2024, amortization of intangible assets was $103,493 and $300,558, respectively.

The following is a schedule, by fiscal years, of amortization of intangible assets as of March 31, 2024:

Years ending September 30,	Amount (Unaudited)
Remaining in fiscal year 2024	$300,558
2025	601,115
2026	601,115
2027	601,115
2028	195,937
Total	$2,299,840

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11.	LAND USE RIGHT, NET

As of September 30, 2023 and March 31, 2024, land use right, net consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Land use right(1)	$1,671,519	$1,689,044
Accumulated amortization(2)	(25,073)	(42,226)
Land use right, net	$1,646,446	$1,646,818

For the six months ended March 31, 2023 and 2024, the Company recognized amortization expenses of $105,398 and $16,923, respectively.

(1)	Land use right of Jiangsu New Energy

In January 2023, Jiangsu New Energy acquired land use right from local government in purpose of building manufacturing plants in Changzhou, Jiangsu Province. The land use right has a term of 50 years and will expire on January 5, 2073.

(2)	Land use right of Tianjin Jiahao

On February 13, 2023, Jiangsu EZGO entered into an equity transfer agreement with Sutai (Tianjin) Packaging Materials Co., Ltd. (“Sutai”) to transfer 100% of the equity interests of Tianjin Jiahao, a wholly-owned subsidiary of Jiangsu EZGO, to Sutai for $6,141,721 (RMB44,810,000). The land use right of Tianjin Jiahao was disposed at the carrying amount of $6,823,791 in the transfer of all 100% equity interests of Tianjin Jiahao to Sutai.

The following is a schedule, by fiscal years, of amortization expenses of land use right as of March 31, 2024:

Years ending September 30,	Amount (Unaudited)
Remaining in fiscal year 2024	$16,923
2025	33,846
2026	33,846
2027	33,846
2028	33,846
2029 and thereafter	1,494,511
Total	$1,646,818

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12.	OTHER NON-CURRENT ASSETS

As of September 30, 2023 and March 31, 2024, other non-current assets consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Prepayment for intent equity investment (1)	$2,741,228	$-
Prepaid construction fee	1,514,280	1,880,531
Long-term receivables due to disposal of Tianjin Jiahao	635,280	210,864
Long-term security deposit for land use right (2)	606,445	612,803
Other non-current assets	$5,497,233	$2,704,198

(1)	The balance is the prepayment to Mooneng Silicon (Hangzhou) Partnership (Limited partnership) for the intent equity investment. In January 2024, the Company completed the acquisition of 3.6553% equity interest of Yueneng Silicon Industry (Hangzhou) Partnership Enterprise (Limited Partnership).
(2)	The balance is the long-term security deposit to the Bureau of Finance in Wujin Technology Industrial District for the purchase of land use right for constructing headquarters buildings in Changzhou.

13.	ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2023 and March 31, 2024, accrued expenses and other payables consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Other taxes payable (1)	$4,418,928	$4,236,749
Loans from third-parties (2)	669,485	609,393
Payroll payable	398,260	416,497
Security deposit from a distributor	274,123	276,997
Other accrued expenses	358,559	256,454
Accrued expenses and other payables	$6,119,355	$5,796,090

(1)	The balance was mainly comprised of value-added tax (“VAT”) payable of $4,016,656 and $3,824,307 as of September 30, 2023 and March 31, 2024, respectively.
(2)	The balance was interest-free loans from the third parties, $55,399 of which has been repaid in April 2024, and $553,994 of which will mature on February 20,2025.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14.	BORROWINGS

As of September 30, 2023 and March 31, 2024, the bank borrowings were for working capital and capital expenditures. Borrowings consisted of the following:

Creditors	Interest Rate	Borrowing date	Maturity date	As of September 30, 2023	As of March 31, 2024
					(Unaudited)
Bank of Jiangsu (1)	6.09%	12/15/2022	12/14/2023	$109,649	$-
Bank of Jiangsu (1)	6.09%	1/25/2024	1/24/2025	-	110,799
Bank of Jiangsu (2)	3.95%	8/31/2023	8/30/2024	274,123	276,996
Bank of Jiangsu (3)	3.80%	12/19/2023	12/15/2024	-	553,994
Agricultural Bank of China (4)	4.10%	3/24/2023	3/23/2024	616,776	-
Agricultural Bank of China(4)	3.20%	3/19/2024	3/18/2025	-	581,693
Agricultural Bank of China(5)	3.05%	12/29/2023	12/21/2024	-	1,329,585
Total short-term borrowings				1,000,548	2,853,067
Bank of Jiangnan (6)	4.80%	6/27/2023	6/21/2030	4,385,965	4,431,948
Bank of Jiangnan (6)	4.80%	11/15/2023	6/21/2030	-	1,772,780
Bank of Jiangnan (6)	4.80%	2/6/2024	6/21/2030	-	706,342
Total long-term borrowings				4,385,965	6,911,070
Total borrowings				$5,386,513	$9,764,137

(1)	On December 14, 2022, Changzhou EZGO obtained a revolving line of credit of RMB800,000 ($110,799) from Bank of Jiangsu with three years term from December 14, 2022 to December 14, 2025. On December 15, 2022, Changzhou EZGO withdrew RMB800,000 ($109,649) from this line of credit, with an effective annual interest rate of 6.09% and a term of 12 months, which was fully repaid on January 3, 2024. On January 25, 2024, Changzhou EZGO withdrew another RMB800,000 ($110,799) from this line of credit, with an effective annual interest rate of 6.09% and a term of 12 months.
(2)	On August 31, 2023, Yizhiying entered into a revolving loan facility of RMB2,000,000 ($276,996) with Bank of Jiangsu, with one-year term.
(3)	On December 19, 2023, Changzhou Higgs obtained a non-revolving loan of RMB4,000,000 ($553,994) from Bank of Jiangsu secured by Feng Xiao, the legal representative of Changzhou Higgs, with one-year term.
(4)	On March 24, 2023, Changzhou EZGO entered into a non-revolving loan facility of RMB4,500,000 ($616,776) with Agricultural Bank of China, which was fully repaid on March 23, 2024. On March 19, 2024, Changzhou EZGO entered into another non-revolving loan facility of RMB4,200,000 ($581,693) with Agricultural Bank of China, secured by Jiangsu Changzhou Hi-Tech credits financing guarantee Co., Ltd

(5)    On December 29, 2023, Jiangsu Supply Chain entered into a non-revolving loan facility of RMB9,600,000 ($1,329,585) with Agricultural Bank of China. The loan facility was secured by a $1,500,000 certificate of deposit held by EZGO HK.
(6)	On June 25, 2023, Jiangsu New Energy obtained a loan facility of up to RMB56,810,000 ($7,868,094) from Bank of Jiangnan, specified for expenditures on the construction of Changzhou manufacturing plant built for the production of two-wheeler e-bicycles, intelligent unmanned patrol vehicles and graphene batteries. On June 27, 2023, November 11, 2023 and February 6, 2024, RMB32,000,000 ($4,385,965), RMB12,800,000 ($1,772,780) and RMB5,100,000 ($706,342) were drawn from the bank, respectively, of which the maturity date is June 21, 2023. The loan facility was guaranteed by Shuang Wu, Chief Operating Officer and a significant shareholder of the Company, and also pledged by the land use right of Jiangsu New Energy.

For the six months ended March 31, 2023 and 2024, the Company recorded interest expense of $50,662 and $35,663 respectively. For the six months ended March 31,2023 and 2024, nil and $142,079 of interest expense from the long-term borrowings from Bank of Jiangnan was capitalized in the construction of Changzhou manufacturing plant.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the six months ended March 31, 2023 and 2024:

Name		Relationship
(a)	Shuang Wu	The Legal Representative of Jiangsu New Energy
(b)	Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle
(c)	Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(d)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(e)	Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(f)	Shenzhen Star Asset Management Co., Ltd.	General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Company
(g)	Shenzhen Star Cycling Network Technology Co., Ltd.	Equity investments with 42% share holding
(h)	Nanjing Mingfeng Technology Co., Ltd.	Equity investments with 30% share holding
(i)	Shandong Xingneng’an New Energy Technology Co., Ltd.	Equity investments with 25% share holding
(j)	Jiangsu Youdi Technology Co., Ltd.	Equity investments with 29% share holding
(k)	Feng Xiao	Non-controlling shareholder of Changzhou Higgs
(l)	Jian Yu	Non-controlling shareholder of Jiangsu Supply Chain
(m)	Wen Qiu	The Legal Representative of Changzhou Zhuyun
(n)	Weidong Yu	The Legal Representative of Cenbird E-Motorcycle
(o)	Jiangsu Biqiao motorcycle sales Co., Ltd	Weidong Yu, the Legal Representative of Cenbird E-Motorcycle, serves as director of Jiangsu Biqiao motorcycle sales Co., Ltd
(p)	Tianjin Reneasy technology development Co., Ltd	Equity investments with 30% share holding

Amount due from related parties

As of September 30, 2023 and March 31, 2024, amount due from related parties consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (d)(1)	$3,901,645	$4,124,784
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)(2)	3,459,129	6,381,596
Shenzhen Star Cycling Network Technology Co., Ltd. (g) (3)	642,804	661,799
Jiangsu Youdi Technology Co., Ltd. (j)(4)	253,478	297,345
Weidong Yu(n) (5)	-	3,047
Wen Qiu(m) (5)	-	2,184
Jianhui Ye (c)(5)	155	294
Tianjin Reneasy technology development Co., Ltd(p)(6)	-	139
Amount due from related parties	$8,257,211	$11,471,188

(1)	The balance was prepayments for purchasing e-bicycle gears and e-bicycles.
(2)	The balance was interest-bear loans with annual interest of 4% as stated in contracts to associates, which will mature in September 2024.
(3)	The balance was interest-bear loans with annual interest of 4% as stated in contracts to associates, which will mature in September 2024.
(4)	The balance was interest-bear loans with annual interest of 4% as stated in contracts to associates, which will mature in September 2024.
(5)	The balance was advances made to the management for the Company’s daily operational purposes.
(6)	The balance was interest-free loans.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Amount due to related parties

As of September 30, 2023 and March 31, 2024, amount due to related parties consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Shuang Wu (a)(1)&(2)	$474,650	$563,451
Jiangsu Xinzhongtian Suye Co., Ltd. (e)(2)&(4)	215,410	415,010
Jiangsu Biqiao motorcycle Sales Co., Ltd(o)(4)&(5)	-	755,785
Feng Xiao(k)(1)	-	126,175
Nanjing Mingfeng Technology Co., Ltd. (h)(3)	71,811	71,807
Yan Fang (b)(2)	68,451	18,644
Shenzhen Star Asset Management Co., Ltd. (f)(2)	19,891	19,900
Jian Yu(l)(1)	-	1,580
Amount due to related parties	$850,213	$1,972,352

(1)	The balance was the expenses paid by related parties on behalf of the Company for daily operation.
(2)	The balance was loans from related parties.
(3)	The balance was payable for payment received on behalf of a related party.
(4)	The balance was the payable for purchasing e-bicycles.
(5)	The balance was the payment received in advance from related parties.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Related parties transactions

For the six months ended March 31, 2023 and 2024, the Company had the following material related party transactions:

Related Parties	Nature	Six Months Ended March 31,
		2023	2024
		(Unaudited)	(Unaudited)
Inventory purchased from related parties
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (d)	Purchase of e-bicycles from a related party	$-	$639,086
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Purchase of e-bicycles from a related party	-	267,919
Jiangsu Biqiao motorcycle sales Co., Ltd (o)	Purchase of e-bicycles from a related party	-	1,001,553
		$-	$1,908,558
Loans to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Loan to a related party	$1,564,771	$2,775,311
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Interest receivable to a related party	-	116,457
Shenzhen Star Cycling Network Technology Co., Ltd. (g)	Loan to a related party	4,300	-
Shenzhen Star Cycling Network Technology Co., Ltd. (g)	Interest receivable to a related party	-	12,280
Jiangsu Youdi Technology Co., Ltd. (j)	Loan to a related party	-	3,654
Jiangsu Youdi Technology Co., Ltd. (j)	Interest receivable to a related party	-	10,612
		$1,569,072	$2,918,314
Collection of loans to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Collection of loan to a related party	$1,089,434	$-
Shenzhen Star Cycling Network Technology Co., Ltd. (g)	Collection of loan to a related party	451,542	-
		$1,540,976	$-
Loans fom related parties
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Interest-free loan from a related party	-	538,410
Huiyan Xie*	Interest-free loan from a related party	568,369	-
Shuang Wu (a)	Interest-free loan from a related party	420,067	80,000
Fang Yan (b)	Interest-free loan from a related party	64,621	35,552
		1,053,057	653,962
Repayment of loans from related parties
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Repayment of interest-free loan from a related party	-	378,830
Huiyan Xie*	Repayment of interest-free loan from a related party	7,299	-
Fang Yan (b)	Repayment of interest-free loan from a related party	33,286	81,872
Shuang Wu (a)	Repayment of a loan from a related party	89,592	-
		130,177	460,702
Others
Shuang Wu (a)	Reimbursement for expenses paid for daily operation on behalf of the Company	-	69
Feng Xiao	Expenses paid for daily operation on behalf of the Company	-	14,416
Feng Xiao	Reimbursement for expenses paid for daily operation on behalf of the Company	-	10,771
Weidong Yu	Reimbursement for expenses paid for daily operation on behalf of the Company	-	2,775
Wen Qiu	Expenses paid for daily operation on behalf of the Company	-	3,441
Wen Qiu	Reimbursement for expenses paid for daily operation on behalf of the Company	-	1,804
		-	35,486

*	Huiyan Xie was the general manager and non-controlling shareholder of Tianjin Dilang, which was disposed in an equity transfer 80% equity interest of Tianjin Dilanga, a subsidiary of Changzhou Yizhiying, to Tianjin Mizhiyan New Energy Technologies Co., Ltd. on April 3, 2023. Thus, Huiyan Xie was no longer deemed as the Company’s related parties relationships as of March 31, 2024.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16.	LEASES

The Company entered into various non-cancellable operating leases mainly for office space and storage warehouses which are substantially located in PRC. The Company determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the CFS upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for operating leases are presented as follows within the unaudited interim condensed consolidated balance sheets as of September 30, 2023 and March 31, 2024:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Right-of-use assets, net	$46,652	$63,342

Lease liabilities, current	41,570	29,218
Lease liabilities, non-current	-	32,356
Total operating lease liabilities	$41,570	$61,574

Weighted average remaining lease term	0.44	2.26
Weighted average discount rate	3.72%	3.82%

For the six months ended March 31, 2024, the Company recognized $40,285 lease expenses from operating leases.

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of March 31, 2024:

Years ending September 30,	Amount (Unaudited)
Remaining in fiscal year 2024	$22,852
2025	24,930
2026	16,620
Less: imputed interest	(2,828)
Total	$61,574

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17.	DISCONTINUED OPERATION

Due to the impact of COVID-19, the revenue of rental business decreased after December 2019, which led to the termination of the cooperation with its sublease agents from January 2020 to July 2020. Therefore, management decided to dispose majority of its rental assets, mainly batteries and E-bicycle, before September 30, 2021. The disposal of the Company’s rental business was treated as a discontinued operation for all fiscal years presented.

The liabilities of the discontinued operations, which are included in “Current liabilities of discontinued operation”, on the Unaudited Interim Condensed Consolidated Balance Sheets as of September 30, 2023 and March 31, 2024, consist of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Liabilities of discontinued operation
Accounts payable	$194,650	$196,691
Other payable	75,715	84,164
Income tax payable	423,478	427,918
Total current liabilities	693,843	708,773
Total liabilities	$693,843	$708,773

The following are revenues and income from discontinued operations:

	Six Months Ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
Net revenues	$120	$8
Cost of revenues	-	-
Income from discontinued operation before income tax	131	30
Income tax expense	-	-
Income from discontinued operation, net of income tax	$131	$30

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18.	INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the HK Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD 2 million are taxed at 16.5%. The Company’s HK subsidiaries did not have assessable profits derived in Hong Kong for the six months ended March 31, 2023 and 2024. Therefore, no HK profit tax was provided for the six months ended March 31, 2023 and 2024.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the six months ended March 31, 2023 and 2024.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Changzhou Higgs obtained its HNTE status in October 2022 and will enjoy the preferential tax rate for three years through June 2025.

According to Caishui [2021] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2021, an enterprise engaged in manufacturing business and whose main operating revenue accounts for more than 50% of the total revenue, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB1 million but not exceeding RMB3 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB3 million of the assessable profit before tax is subject to the tax rate of 20%.

The components of the income tax benefit, net from continuing operations are:

	Six Months Ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
Current	$8,099	$-
Deferred	(49,375)	(79,488)
Total income tax benefit, net	$(41,276)	$(79,488)

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18.	INCOME TAXES (CONTINUED)

The reconciliation between the Company’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	Six Months Ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
Net loss before income tax expense	$(5,036,765)	$(4,743,932)
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(1,259,191)	(1,185,983)

Effect of income tax rate differences in jurisdictions other than the PRC	243,619	219,352
Expenses not deductible for tax purpose and non-taxable income	85,664	466,277
Additional deduction of R&D expenses	-	(23,719)
Effect of preferential tax rates	-	1,322
Effect of utilization of tax loss carried forward	-	305
Effect on valuation allowance	888,632	442,958
Income tax benefit, net	$(41,276)	$(79,488)

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in HK that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2023 and March 31, 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For the six months ended March 31, 2023 and 2024, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporated in BVI and is not subject to income or capital gains taxes. The effective tax rates are 1% and 2% for the six months ended March 31, 2023 and 2024 respectively.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the six months ended March 31, 2023 and 2024. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2018 to 2023 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19.	SHARE-BASED COMPENSATION*

EZGO Technologies Ltd. Incentive Plan (the “EZGO 2022 Plan”)

On August 6, 2022, the board of directors of EZGO approved the EZGO 2022 Plan. On August 8, 2022, 1,000,000 restricted shares with service condition were granted to management and external consultants under the EZGO 2022 plan, out of which, 13,000 restricted shares vested immediately. 8,250 restricted shares shall vest evenly by month between the grant date and the 1st anniversary of grant date, and 3,750 restricted shares shall vest evenly by month between the grant date and the 2nd anniversary of grant date.

On January 13 and March 1, 2023, 25,000 and 4,473 restricted shares with service condition were granted to external consultants, respectively, which would vest in six months after grant date.

The estimated FV of restricted shares granted were the closing price of the Company’s ordinary shares traded in the Stock Exchange on grant date.

A summary of activities of the restricted shares for the six months ended March 31, 2024 is as follow:

	Number of nonvested restricted shares*	Weighted average FV per ordinary share on the grant date
Outstanding as of September 30, 2022	10,313	$0.75
Granted	29,473	1.13
Vested	(38,223)	1.04
Unvested as of September 30, 2023	1,563	0.75
Granted	-	-
Vested	(938)	0.75
Unvested as of March 31, 2024 (Unaudited)	625	$0.75

As of March 31, 2024, there was unrecognized share-based compensation expenses of $18,751 in relation to the restricted shares granted which is expected to be recognized over a weighted average period of 0.36 years.

Share-based compensation expenses of $484,488 and $360,737 were recognized in relation to the restricted shares for the six months ended March 31, 2023 and 2024, which were all allocated to general and administrative expenses.

*	All shares data in the note are presented on a retrospective to reflect the 40 to 1 reverse share split.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20.	EQUITY

(a) Ordinary shares

The Company was established under the laws of the BVI on January 24, 2019.

On April 12, 2024, the Company effected a reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty shares are combined into one share (with the fractional shares rounding off to the nearest whole share). All numbers of shares and per share data presented in the unaudited interim condensed consolidated financial statements and related notes have been retroactively restated to reflect the reverse share split stated above.

(a) Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid-in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, were $26,912,729 and $37,222,637 as of September 30, 2023 and March 31, 2024, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20.	EQUITY (CONTINUED)

(b) Warrant

In January 2021, the warrant shares were granted to an underwriter to purchase 303,850 ordinary shares at $4.40 per share. The warrant shares can be purchased in cash or via the cashless exercise option. The warrant holders exercised 303,850 warrants via cashless option to receive 224,289 ordinary shares for free.

In June 2021, warrant shares were granted to investors in the Company’s direct public offering to purchase 1,794,871 ordinary shares at $4.68 per share. The investors exercised 1,794,871 warrants via cashless option to receive 806,243 ordinary shares for free during the year ended September 30, 2023. Warrants shares were also granted to FT Global Capital, Inc. to purchase 217,948 ordinary shares at $5.85 per share, which were expired on June 1, 2023.

In June 2023, warrant shares were granted to investors in the Company’s direct public offering to purchase 10,000,000 ordinary shares at $1.20 per share. In August, 2023, the investors exercised 10,000,000 warrants via cashless option to receive 4,942,904 ordinary shares for free. In September 2023, 8,498,125 common warrants were granted to investors in the Company’s public offering with each common warrant to purchase four exchange warrants, by which the investors can purchase up to 33,992,500 ordinary shares at $1.13 per share. In the same month, the investors exercised 26,093,088 exchange warrants via cashless option to receive 26,093,088 ordinary shares for free.

As of March 31, 2024, there were 7,899,412 warrant shares granted to investors left unexercised, which are exercisable before September 11, 2026.

Following table summarizes the movement of warrant activities during the six months ended March 31, 2024:

	Ordinary Shares Number Outstanding*	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of September 30, 2023	197,485	$1.13	2.95	$-
Warrants Exercisable as of September 30, 2023	197,485	$1.13	2.95	$-
Warrants Granted	-	-	-	-
Warrants Exercises	-	-	-	-
Warrants Expired	-	-	-	-

Warrants Outstanding as of March 31, 2024 (Unaudited)	197,485	$1.13	2.45	$-
Warrants Exercisable as of March 31, 2024 (Unaudited)	197,485	$1.13	2.45	$-

*	The shares data are presented on a retrospective to reflect the 40 to 1 reverse share split.

(c) Non-controlling interests

As of March 31, 2024, the Company’s non-controlling interests include a 19.13% equity interest of Hengmao, 49% equity interest of Cenbird E-Motorcycle, which was acquired on September 10, 2019, and 40% equity interest of Changzhou Higgs, which was acquired on January 25, 2023. Non-controlling interests of Tianjin Dilang was derecognized after the disposal of 80% equity interest of Tianjin Dilang.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

21.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may be subject to legal proceedings, investigations and claims incidental to the conduct of business. The Company currently have two contract disputes with its suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”).

On October 21, 2019, Anruida commenced an action against Hengmao in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao defaulted on the contract payment of RMB958,805 ($132,793) and seeking the payment of the contractual payment and interest on the contractual payment. The appellate court rendered its judgment on January 28, 2021, pursuant to which Hengmao shall repay RMB958,805 ($132,793) and accrued interest. The Company accrued payable of default contractual payment and interest as of March 31, 2024.

On January 6, 2020, Titans commenced an action against Hengmao in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao defaulted on the payment of RMB1,072,560 ($148,548) and seeking the payment of the contractual payment. However, the Company plans to defend the case. The appellate court rendered its judgment on January 27, 2021, pursuant to which Hengmao shall repay RMB1,072,560 ($148,548), accrued interest and attorney’s fees. The Company accrued payable of default contractual payment and interest as of March 31, 2024.

Other than disclosed above, as of March 31, 2024, the Company was not a party to, nor were we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, were likely to have a material adverse effect on our business, financial condition or results of operations.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22.	SEGMENT REPORTING

The Company determined it operates in three segments: (1) sales of battery cells and packs, (2) sales of e-bicycles sales segment, and (3) sales of electronic control system and intelligent robot, a new business segment established during the year ended September 30, 2023. The battery cells and packs segment sells battery packs and trades battery cells. The e-bicycle sales segment sells e-bicycles on various ecommerce platforms to individual customers. The electronic control system and intelligent robot segment sells customized electronic control system and intelligent robot.

The Company’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the six months ended March 31, 2023 and 2024:

	Six Months Ended March 31, 2023 (Unaudited)
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$1,732,871	$3,001,709	$4,734,580	$427,118	$5,161,698
Depreciation and amortization	222,039	103,798	325,837	230,081	555,918
Segment loss before tax	(826,691)	(3,093,019)	(3,919,710)	(1,117,055)	(5,036,765)
Segment gross profit margin	3.9%	2.5%	3.0%	9.0%	3.5%

	Six Months Ended March 31, 2024 (Unaudited)
	Battery cells and packs segment	E-bicycle sales segment	Electronic control system and intelligent robots sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$5,847,751	$1,755,485	$739,390	$8,342,626	$232,667	$8,575,293
Depreciation and amortization	(1,986)	(52,324)	(247,353)	(301,663)	(231,287)	(532,950)
Segment loss before tax	(1,065,261)	(246,611)	(1,825,115)	(3,136,987)	(1,606,945)	(4,743,932)
Segment gross profit (loss) margin	4.4%	0.6%	43.7%	7.1%	-43.4%	5.7%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22.	SEGMENT REPORTING (CONTINUED)

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the six months ended March 31, 2023 and 2024:

	Six Months Ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
Net revenues
Total revenue from reportable segments	$4,734,580	$8,342,626
Other revenues	427,118	232,667
Consolidated net revenues	5,161,698	8,575,293

Income or loss
Total operating loss for reportable segments	(6,453,071)	(1,531,842)
Other income for reportable segments	2,533,361	(1,605,145)
Total loss for reportable segments	(3,919,710)	(3,136,987)

Unallocated amounts:
Other corporate expense	(1,117,055)	(1,606,945)
Consolidated loss from continuing operations before income tax expense	$(5,036,765)	$(4,743,932)

23.	CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2023 and March 31, 2024, cash, cash equivalents and restricted cash balances in the PRC was $17,253,995 and $657,319 respectively, which were primarily deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 ($69,249). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable As of September 30, 2023 and March 31, 2024.

	As of September 30, 2023		As of March 31, 2024
			(Unaudited)
Customer	Amount	% of Total	Amount		% of Total
A	$1,308,360	35%	$	*	*
B	566,209	15%		2,636,130	62%
C	*	*		*	*
D	*	*		*	*
E	*	*		485,329	11%
H	*	*		782,045	18%
Total	$1,874,569	50%		$3,903,504	91%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

23.	CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each customer that accounted for 10% or more of total advances from customers As of September 30, 2023 and March 31, 2024.

	As of September 30, 2023		As of March 31, 2024
			(Unaudited)
Customer	Amount	% of Total	Amount		% of Total
F	$536,032	14%	$	*	*
A	*	*		560,964	69%
Total	$536,032	14%		$560,964	69%

*	The percentage is below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenues for the six months ended March, 2023 and 2024.

	Six Months Ended March 31,
	2023		2024
	(Unaudited)		(Unaudited)
Customer	Amount	% of Total	Amount	% of Total
B	$660,155	13%	$3,118,447	36%
C	574,655	11%	*	*
E	*	*	1,811,277	21%
H	*	*	1,656,480	19%
A	*	*	931,801	11%
Total	$1,234,810	24%	$7,518,005	87%

*	The percentage is below 10%

Concentrations of suppliers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts payable As of September 30, 2023 and March 31, 2024.

	As of September 30, 2023		As of March 31, 2024
			(Unaudited)
Supplier	Amount	% of Total	Amount	% of Total
A	$273,032	30%	$100,066	23%
B	178,180	20%	*	*
C	123,355	14%	*	*
D	*	*	*	*
E	*	*	*	*
F	*	*	*	*
G	90,625	10%	91,575	21%
Total	$665,192	74%	$191,641	44%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM COMDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

23.	CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each customer that accounted for 10% or more of total advances to suppliers as of September 30, 2023 and March 31, 2024.

	As of September 30, 2023		As of March 31, 2024
			(Unaudited)
Supplier	Amount	% of Total	Amount	% of Total
I	$3,754,783	20%	$7,962,197	33%
J	2,894,737	15%	2,925,086	12%
K	2,192,982	12%	*	*
L	2,164,474	12%	*	*
F	*	*	2,772,624	12%
M	*	*	2,822,319	12%
Total	$11,006,976	59%	$16,482,226	69%

*	The percentage is below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchases for the six months ended March 31, 2023 and 2024.

	Six Months Ended March 31,
	2023		2024
	(Unaudited)		(Unaudited)
Suppliers	Amount	% of Total	Amount	% of Total
N	$1,552,940	26%	*	*
O	972,911	16%	1,507,114	13%
I	717,367	12%	2,947,545	26%
M	*	*	2,121,255	19%
F	*	*	1,594,471	14%
Total	$3,243,218	54%	8,170,385	72%

*	The percentage is below 10%

24.	SUBSEQUENT EVENTS

Change of the maximum number of shares the Company is authorized to issue

On June 3, 2024, the Board of Directors (the “Board”) of the Company, approved a change of the maximum number of shares the Company is authorized to issue from 12,510,000 shares divided into up to 12,500,000 ordinary shares with a par value of US $0.04 each and up to 10,000 preferred shares of no par value each to 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US $0.04 each and up to 10,000 preferred shares of no par value each.

New bank borrowings acquired

On June 26, 2024, the Company obtained a non-revolving loan of RMB10,000,000 ($1,384,984) from Agricultural Bank of China, with the maturity date of June 16, 2025 and an annual interest rate of 3.2%, which was guaranteed by Mr. Jianhui Ye, the Chief Executive Officer of the Company.

On August 30, 2024, the Company obtained a non-revolving credit loan of RMB7,000,000 ($969,489) from Bank of Jiangsu, with the maturity date of August 27, 2025 and an annual interest rate of 3.3%.

The Company performed an evaluation of subsequent events through September 9, 2024, which was the date of the issuance of the CFS, and determined there were no other events that would have required adjustment or disclosure in the CFS.